FERROVIAL SE (“FERROVIAL”) ANNOUNCES AN AGREEMENT FOR THE SALE OF ITS ENTIRE STAKE IN HEATHROW Amsterdam, 26 February 2025 Ferrovial announces that a binding agreement has been reached with Ardian for the sale of its entire stake (5.25%) in FGP Topco Ltd. (Topco), parent company of Heathrow Airport Holdings Ltd., for c. GBP 455 million, which will be adjusted with an interest rate to be applied until closing. As part of the same agreement, other shareholders of Topco, including CDPQ, have also reached an agreement to sell an additional 4.75% to Ardian. The transaction is subject to complying with the right of first offer (ROFO) which may be exercised by Topco shareholders pursuant to the Shareholders’ Agreement and the Articles of Association of the company. Full completion of the acquisition under the agreement is also subject to the satisfaction of applicable regulatory conditions. About Ferrovial Ferrovial is one of the world’s leading infrastructure companies. The Company operates in more than 15 countries and has a workforce of over 24,000 worldwide. Ferrovial is triple listed on Euronext Amsterdam, the Spanish Stock Exchanges and Nasdaq and is a member of Spain’s blue-chip IBEX 35 index. It is part of the Dow Jones Sustainability Index and FTSE4Good, and all its operations are conducted in compliance with the principles of the UN Global Compact, which the Company adopted in 2002.